ELRAY RESOURCES INC.

From the Company

 ‘President’s Office’

The Branch Chief

United States Securities and Exchange Commission

Corporate Finance Division

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Jennifer O’Brien

RESPONSE TO UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) – WASHINGTON, COMMENTS FOLLOWING REVIEW OF FORM 10-K AND FORM 10-Q FILINGS BY ELRAY RESOURCES, INC AND RESPONSE LETTERS DATED January 7, 2010 filed January 19, 2010 and April 30, 2010 to be filed.

Again, thank you for providing us with the opportunity to have our compliance and disclosure requirements reviewed by the Commission.

FORM 10-K for the Fiscal Year Ended December 31, 2008.

Report of Independent Registered Public Accounting Firm, page F-1

1.

Chea Navonne is an independent business and accounting consultant who reviews on a month by month basis, Elray’s financials with management at each month end to provide an independent view prior to the financial statements being reviewed by Elray’s Audit Committee. The Financial Statements are then tabled at a Directors’ meeting, with the Audit Committee’s recommendations.

Chea Navonne is also commissioned to provide ‘Translation’ services for documents and reports to and received from the Mines Departments, indigenous geologists & metallurgists, contractors, mining engineers & site workers, bankers, lawyers etc., and to provide ‘Interpreter’ services where communication is required with persons who have a poor command of the English language.

Elray’s Independent Auditor places no reliance on any of the consulting services performed for Elray by Chea Navonne.

Independent Auditor’s commentary attached.

The Independent Auditor has access to the Technical Reports on the projects which were prepared in compliance with the Canadian National Instrument 43-101, Standard of Disclosure. The NI 43-101 reports review the geology, exploration, history, reported past production and assays, recommended works to exploit together with notes on the tenements, title and status of the projects. The NI 43-101 reports were also lodged with the Mines Departments to show progress on the projects and where exploration is concentrated.

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180

In addition, subsequent site reports and updates produced by Khmer, Indonesian and Western Geologists, Mapping Specialists, Independent Metallurgists and Mining Engineers, together with reports by the Mines Departments internal Geologists, Mining Engineers, Mapping Personnel and other technical staff on ‘required’ works completion, were also available for accessing and review.

Elray’s Independent Auditors have not physically visited the projects.

Notes to the Consolidated Financial Statements, page F-6

Note 3 – Summary of Accounting Policies, page F-6

2.

Accounting for Mineral Rights, Mineral Claim Payments and Exploration Costs:

Elray is primarily engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are initially capitalized as tangible assets when purchased. At each fiscal quarter end, we assess these carrying costs for impairment. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, capitalized costs will be depleted using the units-of-production method over the estimated life of the probable reserve.

Upon our earlier review of EITF No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets”. EITF No.04-2 establishes mineral rights as tangible assets, whereby the aggregate carrying amount of such mineral rights should be reported as a separate component of property, plant and equipment. We had such tangible assets as at December 31, 2008.

The term mineral rights for Elray is defined as the legal right to explore, extract and be a recipient of the benefits from the mineral deposits. The Company has capitalized amounts which were paid to acquire property rights, options over property rights and licenses.

However, as Elray has not progressed its drilling plans as rapidly as planned, therefore not being in a position to report on proven and probable reserves, it will expense the acquisition, rights, options and license amounts previously capitalized.

Controls and Procedures, page 25

(b) Management’s Report on Internal Control Over Financial Reporting

3.

Our due diligence of Elray included a review of its internal controls and statements from its independent and external accountant (Michael Bingham & Company); conduct of other investigations, examinations and confirmations; interviews with the President, Secretary and Treasurer of Elray in respect to the company’s policies, procedures and controls before concluding that the

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180

internal control over financial reporting was effective as of March 31, 2008.

A review of the internal controls of Elray from March 31, 2008 to December 31, 2008 confirmed the internal controls to be effective and that they have been maintained with no changes that have materially affected or are reasonably likely to materially affect Elrays internal control over financial reporting as at December 31, 2008.

(c)

Changes in Internal Control over Financial Reporting, page 26

4.

The due diligence and comprehensive review of the internal controls of Elray for the period ended March 31, 2008 confirmed the internal controls to be effective and that they have been maintained with no changes that have materially affected or are reasonably likely to materially affect Elray’s internal control over financial reporting as of December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Disclosure Controls and procedures, page 11

5.

Management confirms that Elray’s controls and procedures were effective as required by Item 307 of Regulation S-K. We agree that the word ‘adequate’ was not appropriate in respect to the intent of Item 307 of Regulation S-K and as such, we have revised our conclusion comments to exclude the word ‘adequate’ from any future filings. A draft of intended disclosure is as follows:

‘Intended’ Disclosure controls and procedures

(a) Evaluation of disclosure controls and procedures

Based upon an evaluation of the effectiveness of the Company’s disclosure controls and procedures performed by the Company’s management, with participation of the Company’s Chief Executive Officer, Chief Operating Officer, and its Chief Accounting Officer as of the end of the period covered by this report, the Company’s Chief Executive Officer, Chief Operating Officer, and its Chief Accounting Officer concluded that the Company’s disclosure controls and procedures have been effective in ensuring that material information relating to the Company, including its consolidated subsidiary, is made known to the certifying officers by others within the Company during the period covered by this report.

As used herein, “disclosure controls and procedures” mean controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180

periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of the Chief Executive Officer, the Chief Operating Officer and the Chief Accounting Officer, we conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Engineering Comments

6.

Confirming that we will include map and location description in future filings.

7.

In future filings where reference is made to grab samples and the use of assay value ranges in property descriptions, we will as follows:

•

Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from ‘grab’ or ‘dump’ samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all analyses of the highest or best values/grades of sample sets with a balanced disclosure of the drill and sample results presented.

•

Eliminate grades disclosed as ‘up to’ or ‘as high as’ or ‘ranging from’.

•

Eliminate samples containing grade and/or samples-width ranges.

•

Aggregated sample values from related locations will be aggregated based upon a weighted average of lengths of the samples.

•

Generally use tables to improve readability of samples and drilling data.

•

Soil samples disclosed as a weighted average over an area.

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180

•

Refrain from reporting single soil samples value.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid descriptive adjectives such as high-grade or ore-grade.

8.

In respect to sample collection procedures, for future filings we will include wording as follows:

When Elray’s drilling program gets underway, it will use consistent strategies for sampling, sample preparation and sample analysis as follows with a geologist assigned to each activity:

•

Split samples are sent to preparation facilities in the tenement locations.

•

Samples for example, from the Porphyry Creek copper tenement will be analysed by atomic absorption spectroscopy (AAS) methods with the gold to be determined by fire assay on say 30g samples with AAS finish.

•

Elray’s drill core samples will remain under the control of authorised personnel from the time they leave the drill platform until they are delivered to the preparation laboratories.

•

For shipment, individual sample bags will be put into woven polypropylene bags, marked with the project and drill hole number and a number identifying its place. Shipment bags to be then secured with tape and rope, sent to preparation laboratory then secured by number-coded nylon ‘zip’ ties before final despatch.

In respect to rock samples collected in the field, these will be placed in clear plastic bags to prevent cross contamination. The sealed bags are then to be placed in larger bags for transport to the laboratory in a contracted vehicle.

Analyses to be done by Assay Certified laboratories in the tenement region with the samples to be assayed in the ALS laboratories in Canada and Australia.

These measures provide no opportunity for undetected tampering with samples in the shipping, preparation and assaying process.

Yours sincerely

/s/ Barry J Lucas                                                       /s/ Michael J Malbourne

Barry J Lucas

Michael J Malbourne

President & Principal

Principal Financial Officer

Executive Officer

April 30, 2010

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180